

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2020

Charles Jones
Managing Member and Chief Executive Officer
Opening Night Enterprises, LLC
80 W. Sierra Madre Blvd, Suite 141
Sierra Madre, CA 91024

      Re: Opening Night Enterprises, LLC
           Post-Qualification Amendment No. 5 to
           Offering Statement on Form 1-A
           Filed December 11, 2020
           File No. 024-10712

Dear Mr. Jones:

      We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment to Form 1-A

General

1.   We note your response to our prior comment 1, and note your statement in your response letter that you have redacted information from certain exhibits in accordance with Item 601(b)(10)(iv) of Regulation S-K. However, such provision does not apply to exhibits filed with a Form 1-A. If you retain the redactions in such exhibits, you may submit a confidential treatment application under Rule 406. See Rule 251(e). For guidance, refer to CF Disclosure Guidance: Topic No. 7, available at https://www.sec.gov/corpfin/confidential-treatment-applications. If you submit a confidential treatment application under Rule 406, we will review and provide comments on such application separately from comments on this Form 1-A. Note that issues related to our review of a confidential treatment application must be resolved before we can qualify the related offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:	Ryan J. Lewis, Esq.